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                       SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549
                              --------------------

                                   SCHEDULE TO

                                 (RULE 14D-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(D) (1) OR 13(E) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                                  CARSON, INC.
                       (Name of Subject Company (Issuer))

                                  COSMAIR, INC.
                            CRAYON ACQUISITION CORP.

                      (Names of Filing Persons (Offerors))


                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    145845103
                      (CUSIP Number of Class of Securities)

                                JOHN D. SULLIVAN
                    SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                                  COSMAIR, INC.
                                575 FIFTH AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 818-1500

                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy to:

                              ELLEN J. ODONER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                          NEW YORK, NEW YORK 10153-0119
                                 (212) 310-8000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

           Check the appropriate boxes below to designate any transactions to which the statement relates:

           [X]   third-party tender offer subject to Rule 14d-1.
           [ ]   issuer tender offer subject to Rule 13e-4.
           [ ]   going-private transaction subject to Rule 13e-3.
           [ ]   amendment to Schedule 13D under Rule 13d-2.

           Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

FOR IMMEDIATE RELEASE                     CONTACT:  Ellen Beth Van Buskirk
                                                    COSMAIR, INC.
                                                    (212) 984-4528

                                                    Lorraine Kressman
                                                    L'OREAL S.A.
                                                    (33) 1-47-56-40-24
                                                    www.loreal-finance.com

              L'OREAL SIGNS DEFINITIVE AGREEMENT TO ACQUIRE CARSON
              ----------------------------------------------------


NEW YORK (February 28, 2000) - L'Oreal S.A. today announced the signing of a definitive agreement to acquire Carson, Inc. of Savannah, Georgia.

Carson, listed on the New York Stock Exchange, is the global leader in beauty products for the Black consumer with worldwide sales of $176 million for the last four quarters to September 1999.

Cosmair, Inc., L'Oreal's wholly owned U.S. subsidiary, has entered into binding agreements with DNL Partners and other stockholders to tender their Carson shares representing a majority of the company's outstanding shares and more than 80 percent of the company's voting rights.

Cosmair will launch a cash tender offer at $5.20 net per share commencing within approximately a week. The completion of the tender offer is subject to a number of conditions including the expiration of the waiting period under the U.S. Hart-Scott-Rodino Act.

Upon the successful completion of the U.S. tender offer, Elebelle (PTY) Ltd., L'Oreal's wholly owned South African subsidiary, will make an offer equivalent to Rand 2.50 per share for the minority interest in Carson's South African subsidiary, the JSE-listed Carson Holdings Limited. The completion of the offer is subject to the approval of the South African Competition Commission.

Lindsay Owen-Jones, chairman and CEO of L'Oreal S.A. said, "Carson gives L'Oreal an exceptional opportunity to build further on the significant progress achieved in the ethnic beauty market, following the acquisition of Soft Sheen in 1998. This acquisition is a further strategic step to enhance the Group's position in ethnic categories both in the United States and on a global basis and notably in the African region where it will offer new and exciting growth opportunities."

                                     -MORE-

L'OREAL TO ACQUIRE CARSON
2-2-2-2

 "Our work in ethnic haircare with Soft Sheen has been a very positive experience and encouraged us to continue our investment in this market," said Guy Peyrelongue, president and CEO of Cosmair. "Cosmair believes in the ethnic haircare market and is committed to the African-American customer. Carson will be a fine complement to our company and its existing portfolio."

Carson, Inc. of Savannah, Georgia, is the leading global manufacturer and marketer of hair and skin care products that are specifically formulated to address the unique characteristics of people of color. Carson sells its products in the U.S. and in more than 60 countries around the world under the leading brand names of Dark & Lovely, Gentle Treatment, Magic Shave and Ultra Sheen. Approximately 25 percent of its sales are generated in Africa. Carson Holdings Limited, based in Johannesburg, is the largest ethnic hair and personal care company in Africa. Carson employs 1,100 people worldwide, of which approximately 50 percent are in the U.S.

L'Oreal S.A., based in Paris, is the world's largest beauty company, with 1999 consolidated sales of Euro 10.7 billion. Operating in more than 150 countries and employing more than 42,000 people, L'Oreal Group companies manufacture and market such well known brands as L'Oreal, Lancome, Maybelline, Laboratories Garnier, Redken 5th Ave NYC, Ralph Lauren Fragrances, Giorgio Armani Parfums, Biotherm and Helena Rubinstein. In 1998, Cosmair acquired Soft Sheen Products, Inc., expanding L'Oreal's worldwide effort to address the special hair needs of ethnic consumers.

Cosmair, Inc., is headquartered in New York City and through its subsidiaries, employs a total of 7,000 people in research, administration, manufacturing and distribution facilities in New Jersey, Kentucky, Arkansas, Illinois and Colorado, as well as in Jamaica and Puerto Rico.
                                      # # #

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THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER
TO SELL SHARES OF CARSON. AT THE TIME L'OREAL COMMENCES ITS OFFER, IT WILL FILE
A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND CARSON WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/ RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS,
AS WELL AS THE SOLICITATION/ RECOMMENDATION STATEMENT, WILL BE MADE AVAILABLE TO ALL SHAREHOLDERS OF CARSON, AT NO EXPENSE TO THEM. THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND ALL
OTHER OFFER DOCUMENTS FILED WITH THE COMMISSION) AND THE SOLICITATION/ RECOMMENDATION STATEMENT WILL ALSO BE AVAILABLE FOR FREE AT THE COMMISSION'S WEBSITE AT WWW.SEC.GOV.
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